Filed Pursuant to Rule 424(b)(3)

Registration No. 333-265953

PROSPECTUS SUPPLEMENT NO. 50

(to Prospectus dated August 5, 2022)

MSP RECOVERY, INC.

Up to 909,982 Shares of Class A Common Stock

Up to 755,200,000 Warrants to Purchase Shares of Class A Common Stock

Up to 236,019 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement no. 50 amends and supplements the prospectus dated August 5, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-265953). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 909,982 shares of our Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) issued or issuable to certain Selling Securityholders (the “Total Resale Shares”), as follows:

•
up to 172,692 shares of Class A Common Stock issued or issuable to the Selling Securityholders, including the Sponsor (as defined below), upon the exercise of up to 325,000 Private Warrants (as defined below) and up to 755,200,000 New Warrants (as defined below), and the resale from time to time of such New Warrants. The Private Warrants were originally included in the Private Units (as defined below) issued in a private placement simultaneously with the Company.
•
up to 1,315 shares of Common Stock issued to certain Selling Securityholders, including the Sponsor, in connection with the Business Combination (as defined below) upon conversion of the Founder Shares (as defined below). The Founder Shares were originally issued at a price of $21.875 per share.
•
up to 149 shares of Class A Common Stock included in the Private Units, which were originally issued to certain Selling Securityholders, including the Sponsor, together with the Private Warrants at a price of $1,750.00 per unit.
•
up to 724,107 shares of Class A Common Stock exchangeable for Up-C Units originally issued to certain Selling Securityholders, including the Members (as defined below), as consideration in the Business Combination for their membership interests in the MSP Purchased Companies (as defined below) or issuable pursuant to the terms of existing contracts.
•
up to 11,434 shares of Class A Common Stock issued to certain Selling Securityholders upon exchange of Up-C Units designated by the Members and issued in a private placement by the Company in lieu of a corresponding number of Up-C Units to which such Members were otherwise entitled but designated back to the Company and

Opco pursuant to the terms of the Business Combination. Such Selling Securityholders paid no cash consideration for such Up-C Units or the underlying shares of Common Stock.
•
up to 285 shares of Class A Common Stock issued to certain Selling Securityholders in a private placement by the Company pursuant to the terms of existing contracts. Such Selling Securityholders paid no cash consideration for such shares of Common Stock.

In addition, this prospectus relates to the issuance by us of up to 236,019 shares of our Class A Common Stock issuable upon exercise of warrants as follows:

•
1,036 shares of Class A Common Stock issuable upon the exercise of up to 4,532,405 Public Warrants (as defined below), which were originally issued in the initial public offering of units of the Company at a price of $1,750.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one Public Warrant. Following anti-dilution adjustments made in connection with the Business Combination, the Public Warrants have an exercise price of $0.4375 per share. Because the exercise price of the Public Warrants is only $0.4375 per share, we believe holders of the Public Warrants will likely exercise their Public Warrants. However, given the low exercise price, we would only receive nominal proceeds (less than $500) therefrom.
•
234,983 shares of Class A Common Stock issuable upon the exercise of up to 1,028,046,326 New Warrants (as defined below), which were originally distributed to stockholders of the Company without charge as a dividend pursuant to the terms of the Business Combination. The New Warrants have an exercise price of $50,312.50 per share. The exercise price of the New Warrants are highly dependent on the price of our Class A Common Stock and the spread between the exercise price of the New Warrants and the price of our Common Stock at the time of exercise. If the market price for our Class A Common Stock is less than $50,312.50 per share, we believe warrant holders will be unlikely to exercise their New Warrants. The last reported sale price of the Class A Common Stock, as indicated below, is currently significantly below the $50,312.50 per share exercise price. There is no guarantee therefore that holders will exercise the New Warrants, and in any event, even if holders exercise New Warrants, we will not retain any proceeds from the exercise of the New Warrants, as described below. We do not expect to rely on the cash exercise of the New Warrants to fund our operations. Instead, we intend to rely on our primary sources of cash discussed elsewhere in this prospectus to continue to support our operations. See “The Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” for additional information.

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On October 9, 2025, the closing price of Common Stock was $1.29 per share, the closing price of our Public Warrants was $0.0151 per warrant and the closing price of our New Warrants was $0.0018 per warrant.

Effective at 11:59 PM EDT on September 1, 2025, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-7 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this Prospectus Supplement No. 50 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 10, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 7, 2025

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	MSPR	Nasdaq Capital Market

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $50,312.50 per share	MSPRW	Nasdaq Capital Market

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $0.4375 per share	MSPRZ	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Yorkville Second Supplemental Agreement

As previously disclosed, on November 14, 2023, the Company entered into the Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited partnership (“Yorkville”) pursuant to which the Company has the right to sell to Yorkville up to $250.0 million of its shares of common stock, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA.

In connection with the SEPA, and subject to the terms and conditions set forth therein, Yorkville initially agreed to advance to the Company, in the form of convertible promissory notes (the “Convertible Notes”), an aggregate principal amount of $15.0 million (the “Pre-Paid Advances”). In 2023, the Company issued two Convertible Notes to Yorkville for a combined principal amount of $10.0 million, resulting in net proceeds of $9.5 million, and in 2024 the Company issued a third Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to the Company of $4.8 million.

Pursuant to a Supplemental Agreement dated June 26, 2025, Yorkville agreed to advance to the Company, in the form of Convertible Notes, an additional $3.0 million subject to the terms and conditions set forth in the SEPA. During 2025, the Company issued five Convertible Notes to Yorkville for a combined principal amount of $3.0 million, resulting in net proceeds to the Company of $2.8 million.

On October 10, 2025, in connection with the SEPA, and subject to the terms and conditions set forth therein, the Company and Yorkville entered into a second Supplemental Agreement (the “Second Supplemental Agreement”), whereby Yorkville agreed to advance to the Company, in the form of Convertible Notes, additional funding of up to $3.0 million, from time to time in such amounts as the Company and Yorkville may mutually agree, and subject to the satisfaction of conditions precedent set forth in the Second Supplemental Agreement. Advances pursuant to the Second Supplemental Agreement are subject to a 10% original issue discount, and may be issued in increments such that the net principal increase incurred by such advance under the Second Supplemental Agreement to the aggregate principal amount of all Pre-Paid Advances then outstanding does not exceed $1.0 million.

Yorkville, in its sole discretion, may convert any portion of the outstanding balance under the Convertible Notes into shares of the Company’s common stock at a conversion price equal to the lower of the Fixed Price (as defined in each Convertible Note) or 95% of the lowest daily VWAP during the five consecutive trading days immediately preceding the date of the conversion (the “Conversion Price”), which in no event may the Conversion Price be lower than the Floor Price, provided that the number of shares issued does not cause Yorkville to exceed the 9.99% ownership limitation.

As of October 10, 2025 the Floor Price in respect of the Convertible Notes was changed from $1.20 to $1.00 per share.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 7, 2025, Alexandra Plasencia, General Counsel of MSP Recovery, Inc. (the “Company”), submitted her resignation from that position, effective as of October 17, 2025. Ms. Plasencia will remain available to advise the Company, as needed, through November 30, 2025, to facilitate a smooth transition of her responsibilities.

Ms. Plasencia’s decision to resign was not the result of any disagreement with the Company, its management, operations, policies, or practices.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
10.1	Yorkville Second Supplemental Agreement dated October 10, 2025
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: October 10, 2025

	By:	/s/ Francisco Rivas-Vasquez
	Name:	Francisco Rivas-Vasquez
	Title:	Chief Financial Officer